January 14, 2022

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Society Pass Incorporated

Draft Registration Statement on

Form S-1 Submitted December 21, 2021

CIK No. 0001817511

Ladies and Gentlemen:

On behalf of Society Pass Incorporated (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of January 12, 2022 with respect to the amendments to the Company’s Draft Registration Statement on Form S-1 (the “DRS”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Registration Statement on Form S-1 (the “Form S-1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form S-1 filed December 21, 2021

Cover Page

1. We note your registration statement covers a primary offering and a secondary offering. Please clarify whether the firm commitment covers both the primary and secondary offering. Please also clarify whether the selling stockholders are selling at a fixed price or at market prices. With respect to the secondary offering, please revise your disclosure so that the amount of securities to be registered, the offering price and fee payable with respect to the secondary offering are separately allocated in the fee table. To the extent that the selling stockholders are selling their shares at market prices, please calculate the fee using Rule 457(c), or tell us why you believe this section of Rule 457 is inapplicable.

Initially the selling stockholders were going to be selling into the firm commitment underwritten offering. This is no longer the case and the selling stockholders will be selling their shares from time to time at market prices. The registrant has calculated the fee using Rule 457(c).

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 34

2. Please revise to provide the information required by Item 303 of Regulation S-K for the two-year period covered by the financial statements included in the filing. See Instruction 1 to Item 303(b).

The registrant has included the requested information.

Executive Compensation, page 88

3. Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 402 of Regulation S-K.

The registrant has updated the executive compensation disclosure to include fiscal year 2021.

Principal and Selling Stockholders, page 89

4. Please describe the transaction(s) in which the selling stockholders acquired the warrants and shares that they are offering for resale. In this regard, it appears that the number of warrants being registered for resale is greater than the number of warrants currently outstanding.

The selling stockholders were not selling warrants, the warrants that were to accompany the selling stockholders shares were going to be issued by the registrant and the proceeds from the sale of such warrants would have been received by the registrant. However, since the selling stockholders are no longer selling their shares as a part of the underwritten offering, no warrants will accompany the selling stockholders shares.

5. Please include the number of warrants that are being sold by each selling stockholder in your selling stockholder chart.

As explained in the response to comment 4 above, no warrants are being sold by the selling stockholders.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Sincerely,

Jeffrey P. Wofford, Esq.

Carmel, Milazzo & Feil LLP